USELL.COM, INC.

33 E. 33rd Street, Suite 1101

New York, New York 10016

July 22, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

Re:	usell.com, Inc.

Registration Statement on Form S-1/A

Filed July 22, 2014

File No.: 333-184007

Dear Mr. Spirgel:

Earlier today, usell.com, Inc. filed an amendment to the Registration Statement on Form S-1 (the “Registration Statement”) in order to disclose the change in the offering terms as described below and to update disclosure about usell’s metrics included under Management Discussion and Analysis of Financial Condition and Results of Operations. Previously the filings reviewed by the Staff envisioned a firm commitment offering of $10 million by Dawson James Securities, Inc., as representative of the underwriters. Because the Nasdaq listing process is taking longer than anticipated, the Company and Dawson James determined to change the offering to a best efforts offering to a limited number of institutional investors and one or more highly accredited investors residing in New York of approximately $5 million. The Nasdaq listing remains pending.

Should the Staff have any questions or comments after reviewing this letter, please contact Michael D. Harris at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ Daniel Brauser
Daniel Brauser
Chief Executive Officer